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                                                                    EXHIBIT 99.1



NEWS RELEASE

For further information contact:
Dailey J. Berard                                        Pete Roman
Chief Executive Officer                                 Chief Financial Officer
(318) 367-8291                                          (318) 373-5506

FOR IMMEDIATE RELEASE
FRIDAY, AUGUST 14, 1998

                           UNIFAB INTERNATIONAL, INC.
                         REPORTS FIRST QUARTER EARNINGS

New Iberia, La. -- (Business Wire) - August 13, 1998 -- UNIFAB International, Inc. (NASDAQ:UFAB) today reported net income of $1.7 million ($0.33 per share, basic and diluted) on revenue of $19.7 million for the first fiscal quarter ended June 30, 1998, compared to net income of $1.1 million ($0.33 per share) on revenue of $15.5 million for the first fiscal quarter last year. The Company completed its initial public offering on September 24, 1997 in which 3.2 million shares were sold causing the weighted average shares outstanding to increase from 3.5 million prior to completion of the offering to over 5.1 million. Backlog at June 30, 1998 is $18 million.

"Our first quarter operating results reflect growth in revenues, manhours and net income, consistent with our targets," said Dailey J. Berard, UNIFAB International, Inc.'s President, CEO, and Chairman of the Board. "Our increase in revenue over last year is a direct result of our acquisition in Lake Charles, Louisiana. We believe that facility will continue to contribute to our profits as we develop its capabilities. The acquisition of Allen Tank, Inc. in July, although not included in the first quarter operating results of the Company, has added seasoned management experience, specialized process system design, engineering and manufacture capabilities and a certified ISO 9001 facility to our palette of high quality fabrication services at the Port of Iberia, and has nearly doubled the Company's backlog."

"We continue to seek growth through acquisition and other business alliances, capital investment in our Company's equipment and facilities, and development of promising markets, both international and in the Gulf of Mexico. As oil prices begin to trend upwards again, we believe demand will again far exceed capacity. We believe the addition of Allen Tank to the growing UNIFAB family, in combination with continued development of our deep water facility, places UNIFAB in excellent position to support our customers needs for complete topsides design, construction, hook up and maintenance."

UNIFAB International, Inc. is an industry leader in the custom fabrication of decks, equipment modules and other structures used in the development and production of offshore oil and gas reserves. The Company also refurbishes and retrofits existing jackets and decks and performs offshore piping hookup and platform maintenance services. Through a wholly owned subsidiary, UNIFAB International West, LLC, UNIFAB provides industrial maintenance services and, at its 60 acre fabrication facility located twelve miles south of Lake Charles, Louisiana, provides repair, refurbishment and conversion services for oil and gas drilling rigs. Dailey J. Berard serves on the Louisiana Workforce Commission and other task forces that are working to improve the training and education of the workforce of Louisiana.

Statements made in this news release regarding UNIFAB's expectations as to future operations of UNIFAB and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB,



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availability of skilled employees, and UNIFAB's ability to integrate and manage the acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.